Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Newell Brands Inc. (formerly known as Newell Rubbermaid Inc.) for the registration of €271,851,000 of 3 3⁄4% Senior Notes due 2021 and $295,122,000 of 5% Senior Notes due 2023 and to the incorporation by reference therein of our reports dated February 29, 2016, with respect to the consolidated financial statements and schedule of Newell Brands Inc. (formerly known as Newell Rubbermaid Inc.), and the effectiveness of internal control over financial reporting of Newell Brands Inc. (formerly known as Newell Rubbermaid Inc.), included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

September 15, 2016